PMFG Acquisition LLC

4625 Red Bank Road, Suite 200

Cincinnati, Ohio 45227

September 3, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	PMFG Acquisition LLC as successor by merger to PMFG, Inc.

Request for Withdrawal

Registration Statement on Form S-3 (333-199924)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), PMFG Acquisition LLC, a Delaware limited liability company (“Successor Sub”), as successor to PMFG, Inc., a Delaware corporation (“PMFG”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or the earliest practicable date thereafter, of the Registration Statement on Form S-3, including all exhibits thereto (File No. 333-199924), that was initially filed with the Commission on November 6, 2014 on Form S-3 and amended by a pre-effective amendment on December 12, 2014 by PMFG (the “Registration Statement”). The Registration Statement was declared effective on December 22, 2014.

On September 3, 2015, pursuant to the Agreement and Plan of Merger, dated as of May 3, 2015, by and among CECO Environmental Corp., a Delaware corporation (“Parent”), Top Gear Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Top Gear Acquisition II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”), and PMFG, (i) Merger Sub I merged with and into PMFG (the “First Merger”), with PMFG surviving the First Merger as a wholly owned subsidiary of Parent, and (ii) promptly thereafter, PMFG merged with and into Merger Sub II (the “Second Merger”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Parent under the name “PMFG Acquisition LLC”. As a result, Successor Sub, as successor by merger to PMFG, has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities have been sold or will be sold in connection with or pursuant to the Registration Statement.

We understand that the fees paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by Parent.

If you have any questions with respect to this matter, please contact Toby D. Merchant of Squire Patton Boggs (US) LLP at (513) 361-1229. Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours, PMFG Acquisition LLC, as successor to PMFG, Inc.

By:	/s/ Edward J. Prajzner
Name:	Edward J. Prajzner
Title:	Chief Financial Officer, Treasurer and Secretary

[Signature Page to Form S-3 Withdrawal]